SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

     (Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-24931

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

S1 Corporation 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S1 Corporation
3500 Lenox Road, Suite 200
Atlanta, Georgia 30326

S1 CORPORATION 401(k)
SAVINGS PLAN

TABLE OF CONTENTS

December 31, 2003 and 2002

INDEPENDENT AUDITORS’ REPORT

To the Participants and Plan Administrator of the
S1 Corporation 401(k) Savings Plan.

We have audited the accompanying statements of net assets available for benefits of the S1 Corporation 401(k) Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the S1 Corporation 401(k) Savings Plan as of December 31, 2002 were audited by other auditors, whose report dated June 6, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the S1 Corporation 401(k) Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2003 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     June 11, 2004 Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
S1 Corporation 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the S1 Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This statement of net assets available for benefits is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Atlanta, Georgia
June 6, 2003

S1 CORPORATION 401(k)
SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Assets
Investments	$40,137,594	$24,461,172
Restricted S1 Corporation common stock	1,754,264	1,202,324

TOTAL INVESTMENTS	41,891,858	25,663,496
Receivables
Participant contributions	134,949	138,172
Employer contributions	—	54,298

TOTAL RECEIVABLES	134,949	192,470

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$42,026,807	$25,855,966

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2003

Interest and Dividend Income	$360,065
Contributions
Employer	1,118,801
Participant	5,350,166
Rollovers from other plans	2,093,403

TOTAL CONTRIBUTIONS	8,562,370
Net Appreciation in Fair Value of Investments	10,002,270

TOTAL ADDITIONS	18,924,705
Distributions to Participants	2,929,568
Forfeitures	41,131
Operating expenses	7,575

TOTAL DEDUCTIONS	2,978,274

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFERS IN	15,946,431
Transfers in (Note 5)	224,410

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	16,170,841
Net Assets Available for Benefits at Beginning of Year	25,855,966

Net Assets Available for Benefits at End of Year	$42,026,807

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1-DESCRIPTION OF THE PLAN

The following is a brief description of the S1 Corporation 401 (k) Savings Plan (the “Plan”). Reference should be made to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation and its subsidiaries (the “Company”). Employees are eligible to participate immediately upon hire. Enrollment in the Plan occurs as soon as administratively feasible. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions: Participants may contribute from 1% to 50% of their pretax earnings, up to a maximum of $12,000 in 2003 and $11,000 in 2002. Rollover contributions from other qualified plans are permitted. The Company may make discretionary matching contributions. From January 1, 2001 through March 31, 2002, the discretionary match contributions were limited to the first 4% of the employee’s eligible compensation and were made in the form of S1 Corporation common stock. Participants are restricted from transferring employer contributions until 12 calendar months following the date the contribution was made. Effective April 2002, the Plan was amended with respect to employer matching contributions. The amendment allowed Plan participants to receive employer matches in one or more of the other investment options available with the Plan. Participants were allowed to change their employer match election once every 12 months. The amount of the employer match was calculated in one of the following ways:

•	Participants electing to continue the match in the form of 100% S1 Corporation stock were matched $0.50 in S1 stock for every dollar contributed, up to 8% of the participant’s compensation through December 31, 2002 and 6% from January 1, 2003 through August 31, 2003, or,

•	Participants electing to receive the match in the form of one or more of the other investment options were matched $0.50 for every dollar contributed, up to 6% of the participant’s compensation through December 31, 2002 and 4% from January 1, 2003 through August 31, 2003.

As of September 1, 2003, the employer’s discretionary match was discontinued.

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1-DESCRIPTION OF THE PLAN-Continued

Rollovers from Other Plans: Transfers of account balances from other qualified retirement plans by newly employed participants are presented as “rollovers from other plans” in the Statement of Changes in Net Assets Available for Benefits.

Participant Accounts: All contributions made to the selected investment funds are participant directed with the exception of employer matching contributions made in S1 Corporation common stock. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Matching contributions are allocated based on employee contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments: The Plan’s assets are invested in mutual funds and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future participant contributions, at any time. Investment transfers from the S1 Corporation common stock fund are subject to certain restrictions, as defined in the Plan agreement. The Plan allocates earnings to participants based on the ratio of the participant’s account balance in each investment fund to the total of all participants’ account balances in each investment fund. Earnings allocations to participant accounts occur at various intervals throughout the year and depend on the funds in which the participant has invested. For a description of the Plan’s investment options, participants should refer to the Plan document and each fund’s most current prospectus.

Vesting: Participants vest immediately in their contributions plus any earnings thereon. Retroactively effective January 1, 2000, Company contributions plus any earnings thereon vest at a rate of 25% per year starting with the first year of participation. Participants become fully vested in Company contributions upon normal retirement age, total and permanent disability, or death. Prior to January 1, 2000, employees vested in their Company contributions at a rate of 33-1/3% per year starting with the third year of participation.

The net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Employees of Edify Corporation hired prior to January 1, 2000, follow the vesting schedule of the Edify Corporation 401 (k) Profit Sharing Plan (“the Edify Plan”) for all balances transferred, together with earnings thereon, from the Edify Plan. The Edify Plan vests ratably over three years beginning with the first year of participation.

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1-DESCRIPTION OF THE PLAN-Continued

Distribution of Benefits: Participants who separate from service for any reason other than retirement and whose value of all vested accounts is $5,000 or less may have the value of their vested accounts distributed to them in a lump sum or elect a rollover distribution. If the vested account balance is greater than $5,000, the participant may elect to receive a lump sum distribution, make a rollover distribution or delay receiving the distribution until normal retirement age. Distribution of benefits to retired participants can be made in either lump sum or periodic payments. If participants die before receiving distribution of their accounts, the full amount of their accounts will be paid to their designated beneficiaries.

The net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Former Edify Corporation employees who had account balances as of December 31, 1999, are subject to special provisions. If the participant is married on the date benefit distributions are to begin, the participant will automatically receive a joint and survivor annuity, unless he elects otherwise. If the participant is single on the date benefit distributions are to begin, the participant will receive a single life annuity, unless he elects otherwise. Participants may make a written election to waive the annuity form of payment during the 90-day period before the annuity is to begin.

Participant Loans: Participants may borrow at a minimum $1,000 and at a maximum the lesser of (a) $50,000 reduced by the participants’ highest outstanding Plan loan balances during the 12 months preceding the date of participant loan or (b) one-half the value of the participants’ vested interests in their accounts. Interest on the participant loans is 1% over the prime rate on the first business day of the calendar quarter immediately preceding the date as of which the loan is issued. Participants may have only one loan outstanding at any time.

Forfeitures: Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of their accounts, or (b) when the participant incurs five consecutive years with a break in service. Forfeitures can be used by the Company to pay administrative expenses or to reduce employer contributions. Total participant forfeitures amounted to approximately $41,000 and $252,000 for the years ended December 31, 2003 and 2002, respectively.

Administrative Expenses: The Company pays administrative expenses in excess of forfeitures. Administrative expenses paid by the plan amounted to approximately $7,500 and $7,000 for the years ended December 31, 2003 and 2002, respectively.

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the modified accrual basis.

Investments: Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Company’s common stock are valued at its market price as quoted on the NASDAQ National Market. Purchases and sales of investments are recorded on a trade-date basis.

Net appreciation in fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.

Contributions: Participant and employer contributions are generally recorded in the period after the Company makes payroll deductions from the participants’ earnings. Receivables reflect contributions made but not yet received in the Plan trust.

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

Risks and Uncertainties: The Plan’s investments are subject to market risk due to changes in securities prices. In particular, the Plan’s investments in S1 Corporation common stock are exposed to significant market risk due to the high volatility of the Company’s common stock price. At December 31, 2003 and 2002, the Plan had a significant investment balance in S1 Corporation common stock. Depending on the Company’s common stock price, the Plan could experience significant fluctuations in asset values due to market volatility.

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 3-INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets:

	2003	2002
Janus Fund	$2,178,234	$1,321,737
T. Rowe Price Value Fund	2,646,891	1,655,767
T. Rowe Price Equity Index 500 Fund	4,256,347	2,598,825
T. Rowe Price Science & Technology Fund	3,007,621	1,604,290
T. Rowe Price Balanced Fund	3,467,944	2,615,005
T. Rowe Price Blue Chip Growth Fund	3,437,544	2,244,922
T. Rowe Price Small-Cap Stock Fund	2,561,772	1,527,853
T. Rowe Price Mid-Cap Growth Fund	3,828,279	2,190,533
T. Rowe Price GNMA Fund	2,352,223	1,844,345
T. Rowe Price Prime Reserve Fund	3,185,940	2,506,463
S1 Corporation Common Stock	7,831,668	3,987,188

The S1 Corporation common stock balance includes amounts contributed based on participant elections and employer matching contributions. As discussed in Note 1, employer matching contributions are restricted for a period of 12 calendar months from the date of contribution.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $ 10,002,270 as follows:

Mutual Funds	$6,324,291
Common Stock	3,677,979

$10,002,270

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 4-NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for December 31, 2003 and 2002 is as follows:

	2003	2002
Net Assets
Restricted S1 Corporation common stock	$1,754,264	$1,202,324
Employer contributions receivable	—	54,298

	$1,754,264	$1,256,622

2003
Changes in Net Assets
Contributions	$635,666
Net appreciation	1,549,222
Benefits paid to participants and participant forfeitures	(155,098)
Transfers to participant directed investments	(1,532,148)

$497,642

NOTE 5-PLAN MERGER

The Company completed the acquisition of Software Dynamics Incorporated (“SDI”) in September 2001. Eligible employees of SDI began participating in the Plan in November 2001. As of December 31, 2001, the assets of the SDI Savings and Retirement Plan (“SDI Plan”) were not merged into the Plan. During December 2001, the Company amended the Plan to make a qualified special contribution on behalf of the SDI employees to compensate them for the lapse of time between the purchase of SDI and the rollover of assets into the Plan. The qualified special contribution was approximately $60,000. The Company received a favorable determination letter from the Internal Revenue Service (“IRS”) in December of 2002. The Company terminated the SDI Plan and merged the assets into the Plan in March 2003.

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

The participants in merged plans are given full credit for their service with their previous employers for purposes of both eligibility and vesting in the Plan.

NOTE 6-PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 7-TAX STATUS

The IRS has determined and informed the Company by a letter dated August 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8-RELATED PARTY TRANSACTIONS

At December 31, 2003 and 2002, the Plan held 970,467 and 893,988 shares of S1 Corporation common stock with a market value of $7,831,668 and $3,987,188, respectively. Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred for administrative expenses amounted to approximately $7,500 and $7,000 for the years ended December 31, 2003 and 2002, respectively.

S1 CORPORATION 401(k)
SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

	Identity of Issue, Borrower,	Description of		Current
	Lessor, or Similar Party	Investment	Cost	Value
*	T. Rowe Price	Tradelink Investments, 13,222 shares	(a)	$13,222
		Value Fund, 132,278 shares	(a)	2,646,891
		International Discovery Fund, 51,309 shares	(a)	1,354,560
		Prime Reserve Fund, 3,185,940 shares	(a)	3,185,940
		Equity Index 500 Fund, 142,115 shares	(a)	4,256,347
		Science and Technology Fund, 159,980 shares	(a)	3,007,621
		Mid-cap Growth Fund, 89,237 shares	(a)	3,828,279
		Small-cap Stock Fund, 91,557 shares	(a)	2,561,772
		Balanced Fund, 188,373 shares	(a)	3,467,944
		GNMA Fund, 241,750 shares	(a)	2,352,223
		Blue Chip Growth Fund, 120,828 shares	(a)	3,437,544
		Retirement 2010 Fund, 7,097 shares	(a)	91,551
		Retirement 2020 Fund, 32,939 shares	(a)	443,026
		Retirement 2030 Fund, 24,490 shares	(a)	338,213
		Retirement 2040 Fund, 8,549 shares	(a)	118,409
		Retirement Income Fund, 1,409 shares	(a)	16,480
*	S1 Corporation	S1 Corporation common stock-unrestricted, 753,086 shares	7,417,203	6,077,404
		S1 Corporation common stock-restricted, 217,381 shares	1,288,503	1,754,264
	Artisan	Artisan International Fund, 17,991 shares	(a)	340,207
	Janus	Janus Fund, 92,809 shares	(a)	2,178,234
	Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 5% to 11.5%	—	421,727

	TOTAL			$41,891,858

*	Indicates party in interest

(a)	Cost information is not required for participant directed investments, and therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

S1 Corporation 401(k) Savings Plan Committee (Name of Plan)
Date: June 28, 2004	/s/ Matthew Hale.
Matthew Hale
Plan Committee Member

EXHIBIT INDEX

Exhibit Number	Title
23.1	Consent of Public Accountants — Gifford, Hillegass & Ingwersen, LLP
23.2	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP